January 27, 2011
VIA EDGAR AND FACSIMILE
John Reynolds
John T. Archfield Jr.
Ryan Milne
Damon Colbert
Division of Corporation Finance
Mailstop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Fax: +1 (703) 813-6963

Re:	Agria Corporation Form 20-F for the Year Ended December 31, 2009 Filed June 29, 2010 File No. 001-33766
Dear Mr. Reynolds and Mr. Archfield:
This letter sets forth the responses of Agria Corporation (the “Company”) to the comments contained in the letter dated December 30, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”).
For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Item 5. Operating and Financial Review and Prospects, page 40
D. Trend Information, page 57
1.	We note your proposed divestiture of P3A on page F-53 and that you completed this transaction in July 2010. We further note on page 27 that P3A historically has been your principal operating entity with three production lines: corn seeds, sheep products and seedlings. It appears to us that the completion of this transaction is reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or would cause the reported financial information not necessarily to be indicative of future operating results or financial condition. Please revise to discuss the reasonably likely effects of the divestiture pursuant to Item 5.D of Form 20-F or explain to us why you believe such disclosure is not necessary.

The Company respectfully advises the Staff that at the time the 20-F was filed, the Company had only entered into an agreement in principle for the P3A transaction, and that the proposed transaction was still subject to assessment by our audit committee and various external advisors and approval by our board of directors. The Company notes that the timing of the 20-F filing and the 6-K filing announcing the agreement in principle were both dated June 29, 2010.

Due to the preliminary and non-binding nature of the agreement in principle for the proposed transaction at the time the 20-F was filed, the Company did not believe that the proposed transaction was probable, and as a result, could not determine the reasonably likely material effects of the proposed transaction on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources or whether the proposed transaction would cause the reported financial information to not necessarily be indicative of future operating results or financial condition. Therefore, the Company did not believe that the proposed transaction constituted a “known trend, uncertainty, demand, commitment or event” that required disclosure pursuant to Item 5.D of Form 20-F.

The Company advises the Staff that it will disclose the material effects of the P3A divestiture in its annual report on Form 20-F for the fiscal year ended December 31, 2010.

2.	We note on page 40 the disclosure of your leases and land use rights as of December 31, 2009, and that these leases and land use rights are primarily for P3A. We further note on page 28 that you would retain leases with prepaid rent of land totaling approximately 13,500 acres upon completion of the P3A divestiture, and that you are currently assessing alternative uses for it. Please tell us if your retention of P3A leases and land use rights in connection with the P3A divestiture is reasonably likely to have a material effect on the Company’s results of operations or cause the reported financial information not necessarily to be indicative of future operating results or financial condition. If so, revise to discuss the reasonably likely effects resulting from your retention of P3A leases and land use rights, including a discussion of whether the divestiture could reasonably be expected to negatively affect the recoverability of your land use rights intangible assets, or explain to us why you believe such disclosure is not required.

The Company respectfully advises the Staff that due to the preliminary and non-binding nature of the agreement in principle for the proposed transaction at the time the 20-F was filed, the Company did not believe that the proposed transaction was probable, and as a result did not believe that it required disclosure pursuant to the requirements of Form 20-F.

The Company advises the Staff that it will disclose the material effects of the P3A divestiture on the recoverability of its land use rights intangible assets in its Annual Report on Form 20-F for the fiscal year ended December 31, 2010.
Item 15. Controls and Procedures, page 83
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:
How do you evaluate and assess internal control over financial reporting?
3.	In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

The Company advises the Staff that its management evaluates the effectiveness of internal controls over financial reporting and reports findings to its audit committee.

These evaluations are based on the COSO internal control framework and the Commission’s “Guidance Regarding Management’s Reporting on ICFR” (Internal Controls over Financial Reporting) and with reference to the PCAOB’s Auditing Standard No. 5.

The scope of the evaluations was determined by a top—down, risk-based assessment of the financial statement line items, accounting processes and locations where the Company has operations.

The Company conducted walkthroughs to determine the appropriate design of ICFR, and then undertook a program of control testing to confirm effective operation of ICFR. Any deficiencies identified were evaluated and reported to the audit committee where appropriate. Remediation steps were taken to address any deficiencies identified.

4.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

The Company advises the Staff that it does have an internal audit function. During 2009 this function was predominantly outsourced to PwC while the Company looked for and recruited appropriate in-house internal audit staff.

The internal audit function in 2009 was solely directed to evaluate the effectiveness of ICFR in the process outlined in response 3 above.
How do you maintain your books and records and prepare your financial statements?
5.	If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

The Company advises the Staff that it does not maintain its core books and records in accordance with U.S. GAAP.

6.	If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

The Company’s core books and records are maintained under PRC GAAP. The accounting manager prepares the conversion following the Company’s policy and procedures manual. The Company’s chief financial officer then performs the final review on all the GAAP reconciliation and US GAAP financial statements/information to ensure the completeness, accuracy and adequacy of disclosure. The chief financial officer and his finance team call upon the expertise of PwC, the Company’s advisors retained for accounting matters, to minimize the possibility that US GAAP reporting is incomplete and/or inadequate.

What is the background of the people involved in your financial reporting?
7.	We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
a)	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

b)	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

c)	the nature of his or her contractual or other relationship to you;

d)	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

e)	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.
The Company advises the Staff that:
The qualifications of the people who are primarily responsible for preparing and supervising the preparation of the Company’s financial statements are as follows:
•	Since the Chief Financial Officer took the position in the Company on September 14, 2009, he and his preparation and review team of 17 staff members have been working with the Company’s accounting and internal control advisors, PwC to ensure that the Company’s US GAAP financial statements are properly prepared and the Company’s control over financial reporting is effective.

•	The Chief Financial Officer holds an honors degree from the UK, and is a member of the Institute of Chartered Accountants of England and Wales (ICAEW). Prior to joining the Company, he was employed by PricewaterhouseCoopers in all for 10 years, including in London and Beijing, in Transaction Services and Corporate Finance. As a member of the ICAEW he is required to maintain a Continuing Professional Development (“CPD”) Program which has for, the last two reported years, been concentrated on US GAAP.

•	All of the Company’s finance team’s principal members are full-time employees. Their accounting work experience ranges from six to 12 years. Of the finance team, six are fully qualified accountants and members of professional institutes, including four members of the Chinese Institute of Certified Public Accountants (“CICPA”), a member of ICAEW and a member of the Association of Chartered Certified Accountants (“ACCA”). Each of these bodies requires a record of annual CPD to be submitted. All members of accountancy bodies are up to date with CPD.

•	Additionally, prior to joining Agria on September 14, 2009, the Company’s CEO was a partner at PwC and while at PwC was engaged in the areas of Audit, Tax, Transaction Services and Corporate Finance. All of these areas required good working knowledge of US GAAP.

•	With respect to evaluating the effectiveness of the internal control over financial reporting the Company has hired PwC since 2008 to assist the Company in establishing the internal control system and evaluating the effectiveness of this system. The Chief Financial Officer and his team have been constantly involved in the evaluation process and have been participating in the design of key controls and policies, as well as taking all key decisions in respect of the implementation and evaluation of ICFR. The third party professional presents the work progress and the operating effectiveness assessment results to the board of directors and the audit committee. The board of directors and the audit committee had given their comments and hence the approval on the work progress and the action steps to be taken by the Company at the time of our 2009 20-F submission.
8.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
a)	the name and address of the accounting firm or organization;

b)	the qualifications of their employees who perform the services for your company;

c)	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

d)	how many hours they spent last year performing these services for you; and

e)	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.
The Company advises the Staff that it has hired PricewaterhouseCoopers Consultants (Shenzhen) Limited (“PwC”) located at 26/F Office Tower A, Beijing Fortune Plaza, 7 Dongsanhuan Zhaong Road Chaoyang District, Beijing 100020, PRC, to advise on accounting issues and assist the Company in evaluating the effectiveness of ICFR.

All members of the PwC consulting team are based in China and have extensive and relevant experience. The PwC internal controls team is led by an ICAEW qualified partner and supported by professionals from the PwC’s technical accounting advisory team, including a partner who is a licensed CPA. The PwC team spent more than 750 hours in participating in the evaluation of 2009 internal control over financial reporting.

The total fees the Company paid to PwC for the assistance in evaluation of 2009 internal control over financial reporting and the provision of accounting advice were approximately US$130,000.

9.	If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
a)	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

b)	how many hours they spent last year performing these services for you; and

c)	the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.
The Company advises the Staff that it does not retain individuals who are not its employees and are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.
Do you have an audit committee financial expert?
10.	We note that you identify an audit committee financial expert on page 85, please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

The Company advises the Staff that the financial expert on the audit committee is a member of American Institute of Certified Public Accountants and currently serves as an independent director of various NASDAQ-listed and NYSE-listed companies, and as the audit committee chairman of several of these companies.

The audit committee financial expert served as the CFO of a US-listed company where he upgraded the financial reporting process and forecast capabilities to prepare the company for its listing and initiated the review of internal control for the company to comply with the requirements of SOX 404.

Management’s Report on Internal Control over Financial Reporting, page 83
11.	We note that you concluded that your internal control over financial reporting was ineffective as of December 31, 2009. Please describe in greater detail the material weaknesses that resulted in this conclusion and clarify their nature and impact on your financial reporting and internal control over financial reporting. In this regard, it appears that you identified one material weakness related to “controls designed to ensure that significant transactions were appropriately accounted for did not operate effectively.” However, the ensuing explanation addresses turnover in senior management and personnel in finance-related functions and insufficient handover procedures, which do not appear to be control activities that did not operate effectively. Rather, the explanation appears to address deficiencies in the control environment or accounting personnel with sufficient experience in preparing financial statements and maintaining books and records under U.S. GAAP.

The Company advises the Staff that one material weakness was identified and reported under Item 15 of the Form 20-F.

The material weakness related to the controls over the process of application of US GAAP to the financial statements of the accounts. Specifically, during the audit process our Auditors identified material operating expenses that had been classified as non-operating expenses as an audit adjustment. The Company fully agreed with this adjustment.

These expenses arose as a result of damages to property and inventory caused by severe weather conditions. Under PRC GAAP, costs of this nature are treated as non-operating costs, whilst US GAAP applies a more prescriptive determination of the likelihood of repetition before reclassifying these costs as non-operating costs.

The controls in place at the time included the use of PwC as accounting advisors with expertise in US GAAP. However, for the year ended December 31, 2009, they were only consulted as issues were identified by management. This issue was not identified as an issue during the GAAP conversion process and therefore was not referred to PwC for their review. In 2010, the Company implemented a control of ensuring that a second-level review of all significant transactions is undertaken by PwC prior to submission for audit. Turnover of staff and insufficient hand-over procedures were contributory factors in the failure of this control.

12.	We note that you did not remediate the material weakness disclosed in your Form 20-F filed on June 29, 2010. Please expand your disclosure to describe this material weakness that was not remediated.

The Company advises the Staff that the un-remediated material weakness reported in our Form 20-F filed on June 29, 2010 was the misapplication of US GAAP. This material weakness was first reported in our Form 20-F filed on December 29, 2009. Specifically, audit adjustments were identified prior to the arrival of the current management team and related to revenue recognition, stock based compensation calculations, foreign exchange translation and taxation.

Although significant improvements were made in the application of US GAAP, the same material weakness was identified and reported to the Company by E&Y during the completion of the audit and the preparation of the Form 20-F for the year ended December 31, 2009. As this material weakness was identified in our Form 20-F filed on June 29, 2010, the earlier reported material weakness was deemed by definition not have been remediated.

The misapplication of the US GAAP material weakness reported in our Form 20-F for the year ended December 31, 2008 resulted in material audit adjustments that impacted reported earnings and the Company’s financial position. Remediation of this material weakness was not complete as the Company reported the continuing existence of this misapplication of US GAAP material weakness in our Form 20-F for the year ended December 31, 2009. However, significant progress was made as the audit adjustment arising, while material, did not impact either reported earnings or the Company’s financial position.

The Company respectfully advises the Staff that it believes that the material weakness that was not remediated has been fully described, as the misapplication of US GAAP, in its Form 20-F for the year ended December 31, 2009.

13.	We note on page 83 that your remediation efforts include reviewing the overall design of your internal control environment, appointing additional consultants with relevant expertise and experience in U.S. GAAP and internal control over financing reporting, and monitoring by the audit committee of the remediation plan. These remediation efforts appear to address weaknesses that were not identified in your disclosures. Please revise your disclosures to identify all existing material weaknesses including material weaknesses in your control environment, expertise and experience in U.S. GAAP and internal control over financial reporting and oversight by your audit committee, or reconcile for us the described material weaknesses under remediation efforts.

The Company advises the Staff that it considers that the material weakness identified solely relates to US GAAP. The remediation efforts described and performed were only directed at US GAAP application and the connected controls to ensure that US GAAP is correctly applied. These remediation efforts involved the top-level and entity-wide controls and corporate governance measures disclosed on page 83. These broad efforts directly assist us in remediating the identified material weakness.
Consolidated Financial Statements
Notes to the Consolidated Financial Statements, page F-8
Note 1. Corporation Information and Basis of Presentation, page F-8
14.	We note on page 71 that you waived accumulative amounts due from P3A under the contractual arrangement amounting to RMB 71.2 million ($10.4 million) during 2009. Please advise us of the following:
a)	explain to us what the waived amount represents and why it was waived;

b)	tell us how you accounted for the waiver and where it is recorded in your financial statements; and

c)	tell us if the amount was waived as a result of a change(s) in P3A’s governing documents or contractual arrangements and, if so, provide us with your analysis to reconsider whether you remain the primary beneficiary. Refer to FASB ASC 810-10-25-39.
The Company advises the Staff that:
a)	The amount waived represented inter-company management fees and license arrangements. The Company’s board of directors approved the waiver in light of the global financial crisis;

b)	There was no impact on the consolidated accounts, due to elimination on consolidation of inter-company transactions; and

c)	As discussed under (a), the amount was waived as a result of the global financial crisis, and not as a result of a change in P3A’s governing documents or contractual arrangements.

15.	We note on page F-7 and F-43 that P3A was issued payment with an aggregate value of RMB 768.5 million during 2008, and that a majority of the payment was made by a significant shareholder (RMB 744.9 million) and other shareholders (RMB 18.9 million) and not the company itself. Please explain to us in more detail the reasons for the payment, why a majority of the payment was made by shareholders and not the company itself, and how the amount of payment was determined. In addition, explain to us how you considered this payment in determining that you, as described on page F-8, “receive substantially all of the earnings and other economic benefits to the extent permissible under PRC law”; and thus are able to consolidate P3A. In your response, tell us the amount of cash flows you received from P3A for each period since you began consolidating P3A.

In late January 2008, our board of directors learned that Brothers Capital Limited, or BCL, our largest shareholder solely owned by Mr. Guanglin Lai, Agria’s Chairman, and Mr. Zhixin (Frank) Xue, who was the president and authorized legal representative of P3A as of June 29, 2010, were discussing ways to reward Mr. Xue and other key members of P3A for their contributions to P3A, namely, payment of US$18 million in cash and the transfer of shares (which represented 22% of the then issued and outstanding shares) owned by BCL to Mr. Xue and other key members of P3A management designated by Mr. Xue.

In February 2008, concerned about the potential adverse impact of the proposed transaction on the Company’s business, financial condition and results of operations, our board formed a special committee comprising non-executive directors to evaluate the proposed transaction. In the same month, following discussions with the special committee, BCL paid US$9 million in cash to Mr. Xue, who received the payment on behalf of members of the P3A management, and deposited the remaining cash and shares into an escrow account administered by a third-party. In June 2008, we reached agreements with BCL and key management of P3A in connection with the proposed release to P3A’s key management of the cash and shares placed into escrow. These agreements include the amendment of P3A’s articles of association to create a board of directors and additional corporate governance guidelines for P3A and an employment agreement between Mr. Xue and P3A for an initial term of three years. The special committee, with the assistance of its independent legal advisors, unanimously recommended the terms of these agreements and the disinterested members of our board unanimously approved these agreements. The cash and shares were released from escrow to members of P3A’s management, and were accounted for as non-cash compensation charges on the Company’s consolidated financial statements for the year ended December 31, 2008.

The payment has no effect on the VIE agreements between Agria China and P3A and its shareholders and did not factor into our determination that we “receive substantially all of the earnings and other economic benefits to the extent permissible under PRC law” of P3A. We have not received any cash flows from P3A since we began consolidating P3A, although as our consolidated financial statements reflect, we received dividends of RMB24.3 million, RMB110.4 million and RMB56.8 million from P3A in the years ended December 31, 2005, 2006 and 2007, respectively. During this pre-IPO period, the simple shareholding structure of the Company’s business facilitated direct settlement of the dividends from P3A to the Company’s shareholders. The substance of this arrangement was a dividend flow from P3A to China Victory’s ultimate shareholders. Consequently, we determined that we received substantially all of the earnings and other economic benefits to the extent permissible under PRC law and thus were able to consolidate P3A prior to its divestiture in 2010.
Additionally, to provide additional equity incentives and retain the services of employees of P3A and the Company, options exercisable into 2,200,000 million ordinary shares of the Company with a fair value of RMB18.9 million were returned by Mr. Lai, Mr. Xue and Mr. Zhaohua Qian in June 2008 to the Company for no consideration to a new management retention plan for the benefit of these employees. These shares were placed back into the Company’s options pool under its 2007 Share Incentive Plan.
The Company also received a benefit from the final transaction in the form of strengthening the Company’s control over its operating subsidiary, P3A, and improving P3A’s corporate governance. Additional details about the transaction were publicly disclosed in the Company’s press releases and Form 6-K’s filed with the Commission in June 2008.
Note 3. Investment in PGW, page F-24
16.	We note that your RMB 414.0 million (US$ 60.6 million) investment in PGW represents approximately 21% of your total assets at December 31. 2009. Please tell us how you considered Rule 4-08(g) of Regulation S-X in determining whether to present summarized information as to the assets, liabilities, and results of operations of investees in the notes or in separate statements for your investments that are material in relation to your financial position or results of operations.

The Company advises the Staff that on December 30, 2010, the Company filed Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2009 to include the audited consolidated financial statements of PGW for the fiscal years ended June 30, 2009 and 2010 in accordance with Rule 3-09 of Regulation S-X. In determining whether to present summarized information as to the assets, liabilities and results of operations of PGW, the Company relied on Staff Accounting Bulletin Topic 6K.4.b., which states that a registrant that has included separate financial statements for unconsolidated subsidiaries or investees in its annual report does not need to include summarized financial information for these entities pursuant to Rule 4-08(g) of Regulation S-X.

Note 23. Segment Reporting, page F-49
17.	We note the unallocated operating and non-operating expenses in your reportable segment reconciliations for each year presented. Please tell us what each significant reconciling item represents. Also confirm to us that you will separately identify and describe each significant adjustment in future filings pursuant to FASB ASC 280-10-50-31, and provide us with the text of your proposed disclosure to be included in future filings.

The Company advises the Staff that the significant reconciling items for operating expenses were selling, general and administrative and research and development expenses as set out in the table below and as reported on page F-3:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Selling expenses	36,443	18,585	5,744
General and administrative expenses	25,723	896,997	133,203
Research and development expenses	3,080	20,247	14,541

	65,246	935,809	153,488

The Company advises the Staff that the significant reconciling items for non-operating expenses were interest income, interest expense, exchange gains and losses and other income as set out in the table below and as shown on page F-3:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Interest income	(8,700)	(34,531)	(8,778)
Interest expense	8,260	1,147	1,639
Unrealized gain/(loss) on investment	—	—	548
Exchange gain/(loss)	7,745	(11,812)	16,602
Other income	(578)	1,256	(4,290)
Other expense	680	2,657	283

	7,407	(20,171)	6,005

The Company advises the Staff that it will separately identify and describe each significant adjustment in future filings pursuant to FASB ASC 280-10-50-31. The Company proposes the following text structure for its proposed disclosure to be included in future filings:
“Significant items included within 2010 unallocated operating/non-operating expenses include A of RMB W’000 (2009: RMB X’000) and B of RMB Y’000 (2009: RMB Z’000).”
Item 19. Exhibits
18.	We note your statement on page 61 that you “have entered into employment agreements with each of [your] senior executive officers.” Please confirm that you will file each such employment agreement as an exhibit to your next Form 20-F. See Form 20-F, Instruction 4(c) to Exhibits.

The Company advises the Staff that the employment agreements for the Company’s senior executive officers are substantially in the form of a standard employment agreement, which the Company will file as an exhibit to its Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

19.	We are unable to find any exhibits relating to the acquisition of Nong Ke Yu, the contractual arrangements relating to Agria Agriculture and Zhongyuan or the strategic co-operation framework agreement with CNAAS and the related investment agreement. Please confirm that you will file these documents as exhibits in your next Form 20-F, or explain to us why these documents are not required to be filed.

The Company confirms to the Staff that it will file the aforementioned documents as exhibits in its Annual Report on Form 20-F for the fiscal year ended December 31, 2010.
*    *    *    *
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2009 Form 20-F, please contact the undersigned at +86 (10) 8438-1005, or our U.S. counsel, Latham & Watkins, attention: David Zhang at +852 2912 2503. Thank you.

Very truly yours,
By:	/s/ Xie Tao
Xie Tao
Chief Executive Officer

cc:	David Zhang, Esq., Latham & Watkins